

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Jeffrey Yurcisin
President and Chief Executive Officer
Grove Collaborative Holdings, Inc.
1301 Sansome Street
San Francisco, CA 94111

> **Re: Grove Collaborative Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 8, 2023**
> **File No. 333-274425**

Dear Jeffrey Yurcisin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services